Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 15 July 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

	MTA
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
08/07/2019	11,000	148.1288	1,629,416.80
09/07/2019	11,594	147.8209	1,713,835.51
10/07/2019	12,309	148.1546	1,823,634.97
11/07/2019	11,332	148.1045	1,678,320.19
12/07/2019	10,491	148.2294	1,555,074.64
Total	56,726	148.0852	8,400,282.11

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 12 July 2019, the total invested consideration has been Euro 16,504,081.51 for No. 111,726 common shares purchased on the MTA resulting in total No. 7,105,868 common shares held in treasury as of 12 July 2019. As of the same date, the Company held 2.76% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further Information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com